Mail Stop 3561

November 26, 2008

Mr. William B. Yarmuth, CEO
Almost Family, Inc.
9510 Ormsby Station Road, Suite 300
Louisville, Kentucky 40223

       Re: **Almost Family, Inc.**
                 Registration Statement on Form S-3
                 Filed on November 5, 2008
                 File No. 333-155051

Dear Mr. Hartman:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of the Debt Securities, page 10

1.   Please file the indenture for your debt securities. The indenture covering the securities being registered must be qualified at the time the registration statement relating to those securities becomes effective. See the Division of Corporation Finance's Compliance and Disclosure Interpretations for the Trust Indenture Act of 1939, Q&A No. 201.02.

2.   Please revise this section as necessary to include all material terms of the indenture.

Where You Can Find More Information, page 21

3.   We note that your September 30, 2008, Form 10-Q was filed concurrently with your Form
        S-3 on November 5, 2008. Please revise to specifically incorporate the September 30, 2008,
        Form 10-Q as part of your Form S-3.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing
  effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
  the filing effective, does not relieve the company from its full responsibility for the adequacy
  and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the
  Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information
you provide to the staff of the Division of Corporation Finance in connection with our review of
your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above

Mr. William B. Yarmuth, CEO
Almost Family, Inc.
November 25, 2008
p. 3

registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions may be directed to Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: James A. Giesal, Esq.
        Fax: (502) 581-1087